Via EDGAR (Correspondence)

August 1, 2018

Ms. Kathryn Jacobson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549

Re:	Viacom Inc.
Form 10-K for the Fiscal Year Ended September 30, 2017
Response Dated June 25, 2018
File No. 001-32686

Dear Ms. Jacobson:

On behalf of Viacom Inc., set forth below, in bold type, is the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated July 11, 2018 concerning our Form 10-K for the fiscal year ended September 30, 2017, which was filed on November 16, 2017 (the “Form 10-K”). Directly following the Staff’s comment is our response. References to “we”, “us”, “our” and the “Company” refer to Viacom Inc.

* * * * *
Form 10-K for the Fiscal Year Ended September 30, 2017

Through National Amusements’ Voting Control of Viacom and CBS, Certain Directors and Stockholders May Face…Conflicts of Interest…, page 26

1.
We note your response to comment 1. In future filings, address the real or perceived impact that NAI's power "to control the election and removal of directors" could have on the ability of your independent directors to perform their duties effectively.

We have considered the Staff’s comment and respectfully refer the Staff to our extensive public disclosures regarding the independence of our Board. We also note, again, that our Board members are aware of their fiduciary obligations and that we are not aware of any actions that would cast doubt on or undermine the ability of our independent directors to act independently.

In light of the Staff’s comment, we will address in our future filings, beginning with our Form 10-K for the fiscal year ending September 30, 2018, any impact (real or perceived) that we believe NAI's power to control the election and removal of directors could have on the ability of our independent directors to perform their duties effectively.

* * * * *
In responding to the Staff’s comment, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Stephen T. Giove at Shearman & Sterling LLP at (212) 848-7325.

Sincerely,

/s/ Christa A. D’Alimonte

Christa A. D’Alimonte
Executive Vice President, General Counsel and Secretary
Viacom Inc.

cc:	Robert M. Bakish, President and Chief Executive Officer, Viacom Inc.
Wade Davis, Executive Vice President, Chief Financial Officer, Viacom Inc.
Katherine Gill-Charest, Senior Vice President, Controller (Chief Accounting Officer), Viacom Inc.
Stephen T. Giove, Shearman & Sterling LLP
Bud Swartz, PricewaterhouseCoopers LLP

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